EXHIBIT 99.1

Alio Gold Receives C$3.5 Million From Warrant Exercise and Buys Back 1% Ana Paula Royalty

VANCOUVER, B.C., Oct. 19, 2017 (GLOBE NEWSWIRE) -- Alio Gold Inc (TSX:ALO) (NYSE MKT:ALO) (“Alio Gold” or the “Company”), is pleased to announce that Goldcorp Inc. (TSX:G) (NYSE:GG) has exercised its warrants that expire on October 19, 2017 for total proceeds to the Company of C$3.5 million. The Company has also exercised a buy-back right from Goldcorp of a 1% net smelter royalty (“NSR”) on its Ana Paula project located in Guerrero, Mexico for US$2.9 million.

“As we continue to advance the high grade, high margin Ana Paula project, the buy back of the 1% NSR is immediately accretive to the project and will deliver significant value to our shareholders over the long term,” said Greg McCunn, Chief Executive Officer. “We are advancing the Definitive Feasibility Study for the Project towards completion in Q2 2018 when we expect to make an investment decision to start construction. In parallel, we have initiated an exciting US$18 million exploration program at Ana Paula to investigate the extension of high-grade mineralization below the proposed open pit. Positive exploration results are expected to enhance already robust project economics, and it therefore made sense for us to exercise our buy-back right on the 1% NSR now. We would like to thank Goldcorp for their continued support of the Company through the exercise of the warrants.”

Under the terms of the original asset transfer agreement dated May 11, 2010, there was a 3% NSR on Ana Paula that Goldcorp held with the option for Alio Gold to buy back one-third (1%) for a fixed fee calculated on Measured and Indicated Resources. After analyzing the cost of paying the 1% NSR based on the current mine life, management and the Board of Directors determined that the NSR buyback has substantially greater value and cancellation of the 1% NSR is beneficial to the Company’s shareholders and the economics of the Ana Paula project. After the buy-back, the NSR held by Goldcorp on Ana Paula is now 2%.

Goldcorp has exercised 1.0 million warrants at a price of C$3.50 per common share for a total exercise price of C$3.5 million. Accordingly, Goldcorp acquired ownership of 1.0 million common shares. Following the exercise, Goldcorp owns 2.45 million common shares, representing 5.48% of the issued and outstanding shares. The Company now has 44.67 million common shares issued and outstanding.

About Alio Gold

Alio Gold is a growth oriented gold mining company, focused on exploration, development and production in Mexico.  Its principal assets include its 100%-owned and operating San Francisco Mine in Sonora, Mexico and its 100%-owned development stage Ana Paula Project in Guerrero, Mexico. Located within the highly prospective Guerrero Gold Belt on 56,000 hectares of underexplored land the Ana Paula Project is a high-grade, high margin project currently in the definitive feasibility stage. An exploration program is underway that includes targeting known mineralization below the proposed pit which has the potential to significantly enhance the robust economics of the project. The Company also has a portfolio of other exploration properties, all of which are located in Mexico.

Investor Contact

Lynette Gould
Vice President, Investor Relations
604-638-8976
lynette.gould@aliogold.com

Cautionary Note Regarding Forward-Looking Statements
Certain statements and information contained in this news release constitute “forward-looking statements” within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as “forward-looking statements”. Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future economic conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in news release herein by reference include, but are not limited to statements and information regarding: the Company's future mining activities, including mining capacity, recovery, cash costs, production and mine life; the Company's reserves and resources estimates; the Company’s exploration and development plans, including anticipated costs and timing thereof; the Company’s plans for growth through exploration activities, acquisitions or otherwise; and expectations regarding future maintenance and capital expenditures, working capital requirements, the availability of financing and future effective tax rates. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: that contracted parties provide goods or services in a timely manner, that no unusual geological or technical problems occur, that plant and equipment function as anticipated and that there is no material adverse change in the price of gold, costs associated with production or recovery. Forward- looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein.

Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward- looking statements contained in this news release herein by reference include, but are not limited to: risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits and conclusions of economic evaluations; results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; risks relating to possible variations in reserves, resources, grade, planned mining dilution and ore loss, or recovery rates and changes in project parameters as plans continue to be refined; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages and strikes) or other unanticipated difficulties with or interruptions in exploration and development; the potential for delays in exploration or development activities or the completion of feasibility studies; risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; risks related to commodity price and foreign exchange rate fluctuations; the uncertainty of profitability based upon the cyclical nature of the industry in which the Company operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental or local community approvals or in the completion of development or construction activities; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment; and other factors contained in the section entitled “Risks and Uncertainties” per above.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

For further information, please contact:

Lynette Gould
Vice President, Investor Relations
604-638-8976
lynette.gould@aliogold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.